Mint Incorporation Limited

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

June 1, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C., 20549

Attn:	Scott Anderegg

Re:	Mint Incorporation Limited
Registration Statement on Form F-3, as amended (File No. 333-296027)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Mint Incorporation Limited hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-3, as amended, so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on June 3, 2026, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

MINT INCORPORATION LIMITED

By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board of Directors